Exhibit 99.1

March 18, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: Kelso Technologies Inc

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 14, 2022
Record Date for Voting (if applicable) :	April 14, 2022
Beneficial Ownership Determination Date :	April 14, 2022
Meeting Date :	June 02, 2022
Meeting Location (if available) :	Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	48826D201	CA48826D2014

Sincerely,

Computershare
Agent for Kelso Technologies Inc